Exhibit 1.1

For Immediate Release ▶ ▶ ▶ Sep. 28, 2004	For More Information ▶ ▶ ▶ Kara Hoffman Articulate Communications Inc. 212.255.0080, ext. 13 khoffman@articulatepr.com

Acambis Partners with Ross Systems to Deploy
Enterprise Systems for Biopharmaceutical Manufacturing

Major Government Contract for Smallpox Vaccine Spurs Need for Compliance, Control and Scale;
Ross’ Proven Expertise Supports Rapid Development of Acambis’ Manufacturing Function

ATLANTA — Sept. 28, 2004 — Expanding its leadership position in the life sciences industry, Ross Systems, Inc. (“Ross”) a global provider of enterprise software solutions for manufacturers and a software unit of chinadotcom corporation (NASDAQ: CHINA), today announced that Acambis, a leading developer of vaccines to prevent and treat infectious diseases, completed a full implementation of Ross’ iRenaissance ERP system to support its operations. Acambis selected Ross’ iRenaissance enterprise software system to aid the integration and consolidation of its U.S. and U.K.-based operations, attain greater visibility into planning and production, improve inventory control and automate processes.

Acambis has a contract with the U.S. Centers for Disease Control and Prevention (“CDC”) to manufacture a stockpile of an investigational, second-generation smallpox vaccine. To meet the demands of this contract and its continued growth, Acambis turned to Ross’ iRenaissance to help increase operational and financial control of the business.

Ross’ iRenaissance solution helps Acambis to manage the manufacturing process to a level required by the biotechnology industry and U.S. Government: control over operational material for complete lot traceability, expiration date management, attribute tracking, formulation and recipe management, and integrated quality control. With Ross’ proven track record in pharmaceutical and biotechnology manufacturing and its ability to account for process-based costing in a validated, FDA-compliant environment, iRenaissance was ideally suited to address Acambis’ needs.

“Ross was selected by Acambis because it had the right combination of process manufacturing expertise, life sciences materials management know-how and quality assurance functionality for Acambis,” said Gordon Cameron, CEO. “iRenaissance has addressed the critical manufacturing issues that Acambis faced, ranging from meeting FDA requirements for cGMP, manufacturing and inventory costing, quality control, and bi-directional lot traceability.”

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Global Headquarters ▶ Ross Systems, Inc. ▶ Two Concourse Parkway, Suite 800 ▶ Atlanta, GA 30328 ▶ USA
www.rossinc.com ▶ +1 770.351.9600

Acambis Chooses Ross Systems’ iRenaissance Suite	Page 2

“Life sciences companies of all sizes face similar challenges specific to operational control and regulatory compliance issues,” said J. Patrick Tinley, chairman and CEO of Ross. “Ross has domain expertise in this complex vertical industry and has helped many emerging biotechnology companies successfully transition from R&D and clinical trials to in-house and outsourced commercial manufacturing. Our iRenaissance suite is built from the ground up to meet the critical business and operational requirements of biopharmaceutical companies like Acambis, which is undertaking a very important effort in countering the potential threat of smallpox.”

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Acambis is developing an investigational second-generation smallpox vaccine that, under a unique arrangement given the threat of smallpox being used as a bioterrorist weapon, is being manufactured for emergency-use stockpiles for the U.S. Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its U.S.-based subsidiary Berna Products Corporation, which markets Vivotif®, the world’s only licensed oral typhoid vaccine, in North America. Acambis has a number of other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to over 40 U.S. States in the last five years.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, U.S. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

About Ross Systems

Ross Systems, Inc., a software unit of chinadotcom corporation (NASDAQ: CHINA), delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by more than 1,200 customer companies worldwide, the company’s family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance. For more information, visit www.rossinc.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,600 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, quarterly fluctuation of software product license revenue, weakening of customer demand for enterprise systems, maintenance of a minimal backlog, and uncertainty of demand for new product offerings. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, chinadotcom corporation, including its Annual Report for the year ended December 31, 2003 on Form 20-F/A filed on July 8, 2004. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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